[redacted]

13010676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41206

3/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TAVENNER COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield	Ohio	45502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William James Tavenner, Sr. (937) 399-8415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103	Springfield	Ohio	45503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

OATH OR AFFIRMATION

I, William James Tavenner, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William James Tavenner
Signature

President
Title

Tammera J Edwards
Notary Public

TAMMERA J. EDWARDS
Notary Public, State of Ohio
My Commission Expires
7-22-13

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TAVENNER COMPANY

Financial Statements

December 31, 2012 and 2011

with Independent Auditors' Report

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITORS' REPORT

Board of Trustees
The Tavenner Company
Springfield, Ohio

Report on the Financial Statements
We have audited the accompanying financial statements of The Tavenner Company (the Company) which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2525 north limestone street, ste. 103
springfield, oh 45503

cshco.com
p. 937.399.2000
f. 937.399.5433

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 9 through 11 is fairly stated in all material respects in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 25, 2013

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2012 and 2011

		2012	2011
Assets			
Current assets:			
Cash	$	18,853	6,877
Commissions receivable		17,323	16,133
Total current assets		36,176	23,010
Property:			
Furniture and fixtures		29,766	29,766
Accumulated depreciation		(28,431)	(26,642)
		1,335	3,124
Non-current assets:			
Certificate of deposit		9,440	9,320
Total non-current assets		10,775	12,444
Total assets	$	46,951	35,454
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	11,438	10,509
Commissions payable		15,510	12,165
Total current liabilities		26,948	22,674
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained earnings (deficit)		1,688	(5,535)
Total stockholder's equity		20,003	12,780
Total liabilities and stockholder's equity	$	46,951	35,454

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Operations
For the Years Ended December 31, 2012 and 2011

		2012	2011
Revenue:			
Commissions	$	385,570	316,001
Other income		15,449	5,454
Interest		120	152
Total revenue		401,139	321,607
Expenses:			
Commissions		313,990	255,610
Rent		18,000	18,000
Professional fees		14,125	13,650
Contract labor		10,065	10,998
Computer software and repairs		2,138	5,711
Office expenses		7,488	6,221
Postage		4,596	3,369
Dues and subscriptions		3,411	3,177
Utilities		3,131	2,688
Depreciation		1,789	2,444
Office supplies		1,623	1,461
Travel		120	953
License and registration		955	881
Insurance		874	821
Regulatory fees		644	395
Repairs and maintenance		124	-
Representative monitoring		249	-
Miscellaneous		594	356
Total expenses		383,916	326,735
Net income (loss)	$	17,223	(5,128)

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2012 and 2011

		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2011	$	200	18,115	(407)	17,908
Net loss		-	-	(5,128)	(5,128)
Balance at December 31, 2011		200	18,115	(5,535)	12,780
Distribution		-	-	(10,000)	(10,000)
Net income		-	-	17,223	17,223
Balance at December 31, 2012	$	200	18,115	1,688	20,003

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

		2012	2011
Cash flows from operating activities:			
Net income (loss)	$	17,223	(5,128)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation		1,789	2,444
Effects of changes in operating assets and liabilities:			
Commissions receivable		(1,190)	(1,545)
Commissions payable		3,345	2,593
Accounts payable		929	4,500
Cash flow provided by operating activities		22,096	2,864
Cash flows used by investing activities:			
Interest credited to certificate of deposit		(120)	(151)
Cash flows from financing activities:			
Distrubution		(10,000)	-
Increase in cash		11,976	2,713
Cash, beginning of year		6,877	4,164
Cash, end of year	$	18,853	6,877

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Cash
For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Commission receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

Accounting for uncertainty in income taxes
The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2009 through 2011. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Partnership's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 25, 2013, the date which the financial statements were available to be issued.

2. OPERATIONS:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $18,000 for 2012 and 2011, for office and equipment rent.

5. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2012 and 2011. Therefore, no related reporting to regulatory agencies is required.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $18,526, which was $13,526 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was at December 31, 2012 was 1.45 to 1.0.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012

Net Capital:		
Total stockholder's equity	$	20,003
Deductions for non-allowable assets:		
Property and equipment, net		(1,335)
Haircuts on securities		
Certificate of deposit (1 1/2%)		(142)
Net Capital	$	18,526
Aggregate Indebtedness:		
Accrued payable and commissions payable	$	26,948
Total aggregate indebtedness	$	26,948
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		13,526
Ratio: Aggregate indebtedness to net capital		1.45 to 1.0
Reconciliation with Company's Computation:		
Included in part IIA of Form X-17A-5 as of December 31, 2012		
Net capital per unaudited computation	$	18,526
Effect of audit and client adjustments on stockholders' equity		-
Net capital per audited computation above	$	18,526

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
The Tavenner Company
Springfield, Ohio

In planning and performing our audit of the financial statements of The Tavenner Company (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2525 north limestone street, ste. 103
springfield, oh 45503

cshco.com
p. 937.399.2000
f. 937.399.5433

cincinnati | cleveland | columbus | dayton | middletown | springfield | toledo

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 25, 2013

SINCE 19 38

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.